Exhibit 10.5

Management Agreement of

Richard A. von Gnechten, Chief Financial Officer of HouseRaising, Inc.

February 14, 2005

Mr. Richard A. von Gnechten
9213 Fairchild Lane
Charlotte, NC 28277

Dear Rick:

This letter represents the terms and conditions regarding your employment with HouseRaising, Inc.

I am pleased to offer you the position of Chief Financial Officer of HouseRaising, Inc. effective Monday, February 14, 2005. Your annual salary will be $200,000 and your annual bonus will be 50% of base salary tied to meeting specific corporate and personal objectives that will be set within the next 60 days. Your salary will be reviewed for an increase on your anniversary date.

You will be entitled to annual car and expense allowance of $20,000 and you may participate in the company’s benefit program including PPO group health insurance with Blue Cross Blue Shield of North Carolina and $10,000 life insurance coverage for yourself through Group Insurance Services.

You will be granted a one time signing bonus of 35,000 shares of HRAI restricted common stock upon your first anniversary date of employment. In order to offset FICA related costs, HRI to issue $10,000 in additional shares as a FICA offset for 2005 (total for 2005 of $210,000).

Additionally, as CFO, you are entitled to participate in our 2005 stock option program wherein we will provide you with options on 1,250,000 shares of HRAI common stock at a strike price of $1.00 per share vesting over three years at one-third on your first anniversary date and one-third on the ensuing anniversary dates thereafter. The period of the option is 10 years. If HRI should sell controlling interest in the company during this vesting period, all CFO option shares would be deemed vested.

As you know, we are in the process of raising capital to fund the business and our cash funds at this point are quite limited. Accordingly, your base salary will be paid in the form of HRAI common stock (S-8 shares that are registered and tradable) at a rate of 35,000 shares per employment quarter, issued in advance until we raise sufficient capital to fund the company at which time your compensation will be paid in cash.

Likewise, your annual bonus will be paid in S-8 shares valued at $1.50 per share if we have not raised sufficient capital to fund the company, otherwise if we have raised the adequate capital you will be paid in cash. This same mode of payment applies to the car and other expense allowance.

While we established the value of the stock for your base salary at $1.50 per share; i.e., (140,000 shares at $1.50 ($200,000 salary and $10,000 FICA) = $210,000 salary, in the event the price per share drops below $1.50 per share during the quarter, then we will protect your compensation down to $.50 per share by issuing additional shares in any single quarter in which we are paying you with S-8 shares.

If this offer is acceptable to you, please sign below.

Sincerely yours,

Charles M. Skibo
CEO

Accepted:

Date:	By:	/s/ Richard A. von Gnechten
Name: Richard A. von Gnechten
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